Exhibit 99.1

APHRIA’S AUSTRALIAN-BASED PARTNER ALTHEA GRANTED

MANUFACTURE LICENCE

Leamington, Ontario - November 1, 2018 - Aphria Inc. (“Aphria” or the “Company”) (TSX: APHA and NYSE: APHA) today announced that its Australian-based partner Althea Company Pty Ltd. (“Althea” or the “Australian Company”) has been granted a Manufacture Licence by the Australian Government’s Office of Drug Control.

The license provides Althea with authorization to manufacture extracts and tinctures of cannabis and cannabis resin in accordance with relevant manufacture permits.

“We are excited to see our Australian partner achieve yet another milestone in receiving its Manufacture License. This is another step towards ensuring Australian patients have access to high-quality medicinal cannabis,” said Vic Neufeld, CEO of Aphria.

“Althea is excited at receiving our Manufacture Licence. Coupled with the existing Medicinal Cannabis Licence, Althea can now proceed with the next phase of planning for our Victorian-based production facility. Althea shareholders can look forward to a vertically integrated, seed-to-sale, state of the art medicinal cannabis operation, comparable to that of our Canadian partner Aphria,” said Althea CEO Josh Fegan.

“The granting of our Manufacture Licence adds to our growing momentum. Patients approved for Althea medicinal cannabis products have quickly passed the recent 100 patient milestone, with 127 patients now approved. Similarly, the number of doctors prescribing Althea products has increased from 42 to 50 in the last two weeks,” said Mr. Fegan. “And we are only getting started. Our aim is to reach 1,000 patients by this time next year and the comprehensive work we are doing educating mainstream doctors across Australia, makes that a distinct possibility.”

Through a previously announced exclusive supply agreement with Aphria, Althea commenced importing and supplying five co-branded medicinal products to eligible patients in Australia in the form of cannabis oil and dried flower, generating sales revenue starting in May 2018.

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario - the greenhouse capital of Canada - Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

About Althea

Althea was founded in Melbourne in 2017 with a view to acquiring the necessary licences and permits to import, cultivate, produce and supply medicinal cannabis for eligible patients across Australia. Through strategic supply and distribution partnerships, Althea has been able to commence sales of five Althea branded medicinal cannabis products in Australia.

Althea’s focus on patient care underpins its business strategy and its innovative web-based platform and mobile application, known as Althea Concierge, is designed to educate and support patient access to medicinal cannabis in Australia. Althea has also engaged a team of medical science liaisons to assist medical practitioners to become prescribers, and pharmacists to become suppliers, of Althea products.

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For inquiries please contact: Tamara Macgregor

Vice President, Communications, Aphria

tamara.macgregor@aphria.com

437-343-4000

John Sadler

Vice President, Investor Relations, Aphria

john.sadler@aphria.com

416-315-0600

Joshua Fegan

CEO and Managing Director, Althea

contact@althea.com.au

1300 70 20 20

Sophie Mayes

Keep Left, on behalf of Althea

mandy@keepleft.com.au

03 9268 7800

PAC Partners Securities

Investor Relations, on behalf of Althea

enquiries@pacpartners.com.au

03 8633 9834

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward- looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.